UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 033-90866

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wabtec Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

30 Isabella Street

Pittsburgh, PA 15212

WABTEC SAVINGS PLAN

Form 11-K Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2019

WABTEC SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2019 AND 2018

Page
Report of Independent Registered Public Accounting Firm	4
Audited Financial Statements
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7 - 12
Supplemental Schedules
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	14
Signature	15
Exhibit
Exhibit 23 – Consent of Independent Registered Public Accounting Firm	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator

of Wabtec Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Wabtec Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

/s/ Freed Maxick, CPAs, PC

Buffalo, New York

June 26, 2020

WABTEC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
Investments at fair value:
Shares of registered investment companies	$596,719,650	$379,980,494
Employer securities	33,593,096	31,070,230
Self-directed brokerage	4,048,886	180,714
Common collective trust	47,842,367	46,644,364

	682,203,999	457,875,802
Receivables:
Notes receivable from participants	15,667,644	11,330,602
Employer contributions receivable	49,396,772	8,239,063
Employee contributions receivable	360,093	43,750
Securities in transit	38,389	—

	65,462,898	19,613,415

Net assets available for benefits	$747,666,897	$477,489,217

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2019	2018
Sources of net assets:
Employee contributions	$131,721,349	$24,284,333
Employer contributions	71,083,625	16,780,452
Interest and dividend income	28,597,351	26,270,261
Realized gain on investment transactions	11,118,258	—
Net appreciation in fair value of investments	73,272,801	—

Total sources of net assets	315,793,384	67,335,046

Applications of net assets:
Realized loss on investment transactions	$—	$44,049,936
Net depreciation in fair value of investments	—	9,515,653
Benefit payments	45,327,319	47,634,090
Administrative expenses	288,385	227,208

Total applications of net assets	45,615,704	101,426,887

Increase (decrease) in net assets	270,177,680	(34,091,841)
Net assets available for benefits:
Beginning of year	477,489,217	511,581,058

End of year	$747,666,897	$477,489,217

The accompanying notes are an integral part of these financial statements.

WABTEC SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

1. DESCRIPTION OF PLAN

The following description of the Wabtec Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, effective March 9, 1990, amended and restated effective January 1, 2019, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (the “Code”). Except for certain collectively bargained employees as described below, all regular United States employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (“Wabtec” or the “Company”) are eligible to participate upon their hire date. Subject to the terms of applicable collective bargaining agreements, collectively bargained employees (1) in Wilmerding, Pennsylvania and Greensburg, Pennsylvania are eligible to participate in the Plan upon their hire date, but those hired before October 1, 2004 are not eligible for employer contributions, (2) of Barber Spring Pennsylvania are eligible to participate in the Plan if they are age 18 or older and have completed six months of service and also are eligible for discretionary matching and discretionary annual profit sharing contributions, and (3) in Boise, Idaho are eligible to participate in the Plan, but are not eligible for employer contributions.

Effective as of February 25, 2019, former employees of General Electric Transportation who became employees of Wabtec or its affiliate immediately upon the completion of the transaction with General Electric Company, Transportation Systems Holding Inc., Wabtec, and Wabtec US Rail Holdings, Inc. and who otherwise meet the general eligibility requirements of the Plan are eligible to participate in the Plan. With the general requirement that the Company employed the participant on December 31, 2019, employees of the former General Electric Transportation received a one-time comparability payment. The total of the one-time comparability payments was $27,656,644. The balance of the comparability payments not yet contributed to the affected participants’ Plan accounts as of December 31, 2019 is considered an Employer contribution receivable as of that date.

A committee appointed by Wabtec’s Board of Directors or its authorized delegates (the “Committee”) is responsible for the administration and operation of the Plan. In this capacity, the Committee selects and monitors the Plan’s investment options and otherwise takes such steps as may be necessary and appropriate for the effective administration of the Plan.

Contributions

Participants may contribute, through payroll deductions, employee elective pre-tax and after-tax “Roth” contributions from 1% to 50% of their eligible compensation, limited to $19,000 and $18,500 in 2019 and 2018, respectively. New eligible employees are automatically enrolled in the Plan with 3% of eligible compensation contributed to the Plan as employee pre-tax contributions, unless such employees elect a different contribution percentage (or elect not to contribute). This automatic enrollment provision does not apply to certain employee groups (such as certain collectively bargained employees). In addition, participants may contribute employee after-tax contributions from 1% to 50% of their compensation. Participants who are 50 years of age or older during the plan year are allowed to contribute additional pre-tax catch up contributions, up to $6,000 annually in both 2019 and 2018. Participants’ total annual contributions may not exceed the contribution limits under Section 415(c) of the Code. In addition, the combination of an employee’s elective pre-tax, Roth, and after-tax contributions may not exceed 50% of their eligible compensation. Effective January 1, 2019, active participants are able to convert all or a portion of their vested account balance in the Plan into after-tax Roth contributions.

For those participants that are eligible, the Company makes an annual basic contribution of 3% of a participant’s eligible compensation, with the general requirement that the Company employs the participant on the last work day of the year for which the basic contribution is made. In addition, the Company will match 100% of the participant’s pre-tax, Roth, and/or after-tax contributions to the Plan up to a total of 3% of eligible compensation. Different levels of annual basic contributions and matching contributions may apply to certain collectively bargained employees.

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives offered under the Plan, which includes a self-directed brokerage account through which participants can access a broad range of mutual funds not offered directly through the Plan. The Plan permits participants to invest in Wabtec common stock. Effective January 1, 2018, the Plan was amended to limit participants’ investments in Wabtec common stock such that (1) participants with more than 20% of their account invested in Wabtec common stock may not elect to transfer additional portions of their account into Wabtec common stock, and (2) participants may not elect to invest more than 20% of their future contributions to the Plan (or future contributions made to the Plan on their behalf by Wabtec) in Wabtec common stock.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals – Once every six months, a participant may withdraw all or any portion of his or her account attributable to employee after-tax contributions or rollover contributions. Once every six months, a participant may withdraw the vested portion of his or her account attributable to employer matching, or employer basic contributions contributed to the Plan before October 1, 2016. Once a participant has reached age 59 1⁄2, he or she can withdraw any portion of his or her vested account.

Hardship Withdrawals – In the case of hardship, as defined in the plan document, the participant can elect to withdraw up to 100% of his or her account attributable to employee elective or Roth contributions. Hardship withdrawals are limited to once every plan year. For periods prior to January 1, 2019, employee contributions cannot be made to the Plan for a period of six months following the hardship withdrawal.

Notes Receivable from Participants

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. A participant may borrow from his or her fund accounts a maximum loan amount equal to the lesser of 50% of the value of the participant’s vested balance of his or her account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on the Reuters Prime Rate as adjusted monthly. The interest rates on participant loans for the year ending December 31, 2019, range from 4.25% to 9.25%. Principal and interest are paid ratably through monthly payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings and may be charged with an allocation of administrative expenses and other applicable Plan expenses (such as for initiating a Plan loan). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time as well as terminate the Plan subject to the provisions of The Employee Retirement Income Security Act of 1974 (“ERISA”). In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Vesting

Employee pre-tax, Roth, after-tax, and rollover contributions are at all times 100% vested and non-forfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Plan document. Special vesting rules may apply to amounts held on behalf of certain union employees and on amounts transferred into the Plan from another qualified retirement plan.

Forfeitures

Amounts forfeited by participants are used to reduce future employer contributions or pay Plan expenses. Forfeitures used to reduce employer contributions and pay plan administrative expenses during the year ended December 31, 2019 amounted to $928,906 ($733,723 in 2018). As of December 31, 2019, the amount in the forfeited non-vested accounts totaled $930,393 ($835,938 in 2018).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on an accrual basis of accounting.

Accounting Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Committee determines the Plan’s valuations policies utilizing information provided by the investment advisers and custodian. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 22, 2014, stating that the Plan is qualified under Section 401 (a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has since been amended, but the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. Management has evaluated the Plan’s tax positions and concluded that as of December 31, 2019 the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that required an adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. FAIR VALUE MEASUREMENT

The FASB’s Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2019 and 2018.

The Plan’s assets are invested in the common stock of Westinghouse Air Brake Technologies Corporation, a common collective trust, a self-directed brokerage fund, mutual funds through Fidelity Management Trust Company (“Fidelity”) and mutual funds held by various other issuers, the Plan custodian and trustee. The following is a description of the valuation methodologies used for assets measured at fair value:

Shares of registered investment companies – Valued at the quoted Net Asset Value (“NAV”) of shares held by the Plan at year end.

Employer securities – These investments consist of Wabtec common stock valued at the closing price reported on the active market on which the individual securities are traded.

Self-directed brokerage funds – This investment consist of cash equivalents and shares of registered investment companies.

Common collective trust – This investment is comprised of fully benefit-responsive investment contracts issued by insurance companies and other financial institutions (“Contracts”), fixed income securities, and money market funds. Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the common collective trust will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

		Fair Value Measurements at December 31, 2019 Using
Assets	Total Fair Value at December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Shares of registered investment companies	$596,719,650	$596,719,650	$—	$—
Employer securities	33,593,096	33,593,096	—	—
Self-directed brokerage fund	4,048,886	4,048,886	—	—
Common collective trust (a)	47,842,367	—	—	—

Total	$682,203,999	$634,361,632	$—	$—

		Fair Value Measurements at December 31, 2018 Using
Assets	Total Fair Value at December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Shares of registered investment companies	$379,980,494	$379,980,494	$—	$—
Employer securities	31,070,230	31,070,230	—	—
Self-directed brokerage fund	180,714	180,714	—	—
Common collective trust (a)	46,644,364	—	—	—

Total	$457,875,802	$411,231,438	$—	$—

(a)

In accordance with FASB ASC 820-10, certain investments that are measured at fair value using net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2019 and 2018, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Common Collective Trust
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2019	$47,842,367	N/A	Daily	12 months
December 31, 2018	$46,644,364	N/A	Daily	12 months

4. PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation/depreciation in fair value of investments, as they are paid through revenue sharing, rather than as a direct payment. Fees paid by the Plan for professional, legal, and accounting expenses are paid through revenue sharing and direct payment from the Plan’s forfeitures account, and amounted to $161,153 for the year ended December 31, 2019 ($230,390 in 2018). The total revenue used to offset these expenses under the Revenue Credit Program (revenue sharing) was $160,000 for the years ended December 31, 2019 and 2018. All remaining expenses paid by the Plan represent fees paid by the participants for the setup of loans and maintenance. The Plan also invests in Wabtec Stock. Wabtec is the plan sponsor, and therefore, transactions qualify as party-in-interest transactions. Investment income from parties-in-interest transactions and interest from participant loans amounted to $101,338,486 for the year ended December 31, 2019 (($23,825,128) in 2018).

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$747,666,897	$477,489,217
Investments	15,667,644	11,330,602
Notes receivable from participants	(15,667,644)	(11,330,602)

Net assets available for benefits per the Form 5500	$747,666,897	$477,489,217

6. PROHIBITED TRANSACTION

In 2019, the Plan sponsor inadvertently failed to deposit approximately $231 of participant elective deferral contributions into the Plan within the time frame required by United States Department of Labor regulations. The Plan sponsor corrected this error by contributing the delinquent contributions to the Plan (as adjusted for earnings), filing a Form 5330 with the Internal Revenue Service (IRS), and paying the applicable excise tax to the IRS.

7. SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization designated the outbreak of the novel strain of coronavirus, known as COVID-19, as a global pandemic. The pandemic in the United States and throughout the world has resulted in substantial volatility in financial markets. The COVID-19 pandemic has affected and may continue to affect the market price of WAB common stock and other Plan assets. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial impact to the Plan cannot be reasonably estimated.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

Identity of Issuer	Description of Asset	Fair Value
Fidelity	Fidelity Freedom 2030 Fund K *	$57,729,960
Fidelity	Fidelity 500 Index Fund *	52,217,737
Fidelity	Fidelity Freedom 2025 Fund K *	50,068,303
Fidelity	Fidelity Growth Company Fund K *	48,801,900
Fidelity	Fidelity Managed Income Portfolio II Class I *	47,842,367
Fidelity	Fidelity Freedom 2035 Fund K *	43,561,078
Fidelity	Fidelity Blue Chip Growth Fund K *	40,967,038
Fidelity	Fidelity Freedom 2040 Fund K *	37,100,370
Wabtec	Wabtec Stock Fund *	33,593,096
Fidelity	Fidelity Freedom 2020 Fund K *	33,175,810
Fidelity	Fidelity Contrafund K *	29,942,923
Fidelity	Fidelity Freedom 2050 Fund K*	19,626,231
Fidelity	Fidelity Freedom 2045 Fund K *	18,358,510
Vanguard	Total Bond Market Index Fund	16,281,569
Wabtec Savings Plan	Participant Loan Fund* (interest rates range from 4.25% to 9.25%)	15,667,644
Vanguard	Equity Income Fund Admiral	15,641,654
Fidelity	Fidelity Overseas Fund K *	14,420,171
Wells Fargo	Wells Fargo Core Bond Institutional	11,935,912
Fidelity	Fidelity Small Cap Growth *	11,804,420
Fidelity	Fidelity Freedom 2055 Fund K *	11,269,764
Vanguard	Mid Cap Index Fund	11,099,390
Wells Fargo	Wells Fargo Special Mid Cap Value R6	10,660,219
Fidelity	Fidelity Freedom 2015 Fund K *	9,473,719
Fidelity	Fidelity Small Cap Index *	9,409,443
Capital Research and Management Company	American Funds EuroPacific Growth Fund Class R5	8,903,797
Fidelity	Fidelity Low-Priced Stock Fund K *	7,912,245
Fidelity	Fidelity High Income Fund *	6,906,976
Vanguard	Emerging Market Stock Index Fund	4,602,211
Fidelity	Brokeragelink *	4,048,886
Vanguard	Total International Stock Fund	3,625,399
Fidelity	Fidelity Freedom 2060 Fund K *	3,332,000
Fidelity	Fidelity Freedom 2010 Fund K *	2,492,506
Fidelity	Fidelity Freedom Income Fund K *	2,305,933
Wells Fargo	Wells Fargo Stable Value	1,560,621
Fidelity	Fidelity Freedom 2005 Fund K *	1,394,320
Fidelity	Fidelity Money Market Trust Retirement Government Money Market II *	93,236
Fidelity	Fidelity Freedom 2065 Fund K *	44,285

		$697,871,643

*	Offered by an issuer considered to be a party-in-interest.

WABTEC SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2019

Year	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
	Includes Late Participant Loan Repayments	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2019	No	$0	$231*	$0

VFCP – Voluntary Fiduciary Correction Program

*

Represents participant elective deferral contributions that were not deposited in the trust on a timely basis. The Plan sponsor corrected this error in 2019 by contributing the delinquent contributions to the Plan (as adjusted for earnings), filing a Form 5330 with the Internal Revenue Services (IRS), and paying the applicable excise tax to the IRS.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

Wabtec Savings Plan

By:	/s/ Scott E. Wahlstrom
Scott E. Wahlstrom
Executive Vice President, and Chief Human Resources Officer, Westinghouse Air Brake Technologies Corporation and Plan Administrator of the Wabtec Savings Plan

June 26, 2020